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EXHIBIT 4.2


Amendments of the 1996 Stock Option Plan

Section 4 of the 1996 Stock Option Plan is amended and restated in full as follows:

"4.     NUMBER OF SHARES SUBJECT TO PLAN

        The stock to be offered under the Plan shall consist of up to 3,000,000 shares of the Company's Common Stock. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for purposes of this Plan."